SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549



                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                For the quarterly period ended September 30, 1997




                               GENTIA SOFTWARE PLC

                                  Tuition House
                                St George's Road
                                    Wimbledon
                                 London SW19 4EU
                                 United Kingdom
                    (Address of principal executive offices)





Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F    X                Form 40-F
                   --------                     --------
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                                No    X
             --------                          --------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

         82-      N.A.

                               Page 1 of 14 Pages

                        Exhibit Index Appears on Page 11

                               GENTIA SOFTWARE PLC
                                    Form 6-K


                                TABLE OF CONTENTS

                                                                                             Page
Financial Information:

Condensed Consolidated  Balance Sheets as of September 30, 1997 (Unaudited)
and December 31, 1996 (Audited)                                                                 3

Condensed Consolidated  Statements of Operations for the three and nine months
ended September 30, 1997 and 1996 (Unaudited)                                                   4

Condensed Consolidated  Statements  of Cash Flows for the nine months
ended September 30, 1997 and 1996 (Unaudited)                                                   5

Notes to Condensed Consolidated Financial Statements (Unaudited)                                6

Management's Discussion and Analysis of Financial Condition and Results of Operations.          7

Exhibit             Index                                                                      11
Exhibit A.          Third Quarter Press Release                                                12


                               GENTIA SOFTWARE PLC
                      Condensed Consolidated Balance Sheets

                                                                      September 30,                 December 31,
                                                                          1997                         1996
                                                                    --------------------      ----------------------
                                                                        (unaudited)                 (audited)
                                                                                     (in thousands)

                                                                                   US$                   US$
Assets
         Current assets:
                  Cash and cash equivalents .........................           $20,460               $25,228
                  Accounts receivable, net of allowance $605
                  ( Dec 31, 1996 - $478).............................            11,114                 9,953
                  Prepaid expenses and other current assets..........             2,137                   821
                                                                           -------------         -------------
Total current assets.................................................           $33,711               $36,002
                                                                           -------------         -------------



         Property and equipment, net.................................             2,034                 2,013
         Goodwill on acquisition, net of amortization of $403
          (Dec 31, 1996 - $122)......................................             3,695                 3,388
         Deferred taxation...........................................               148                   148
                                                                           -------------         -------------
Total assets.........................................................           $39,588               $41,551
                                                                           =============         =============


Liabilities and shareholders' equity

         Current liabilities:
                  Current portion of lease obligations...............              $142                  $194
                  Accounts payable...................................             1,540                 1,648
                  Taxes payable......................................               524                 1,373
                  Accrued liabilities................................             1,481                 1,778
                  Deferred revenues..................................             3,149                 2,969
                  UK value added tax.................................               338                   346
                  Other accounts payable.............................             1,296                   985
                                                                           -------------         -------------
Total current liabilities............................................             8,470                 9,293

         Non current liabilities:
                  Deferred taxation..................................                29                    29
                  Long-term portion of lease obligations.............               139                   225
                                                                           -------------         -------------
Total liabilities....................................................             8,638                 9,547

         Shareholders' equity:
                  Ordinary shares....................................             2,227                 2,152
                  Additional paid-in capital.........................            27,345                27,182
                  Retained earnings..................................             1,877                 2,747
                  Cumulative translation adjustment..................              (499)                  (77)
                                                                           -------------         -------------
Total shareholders' equity...........................................            30,950                32,004
                                                                           -------------         -------------

Total liabilities and shareholders' equity...........................           $39,588               $41,551
                                                                           =============         =============



                             See accompanying notes

                               GENTIA SOFTWARE PLC
                 Condensed Consolidated Statements of Operations
                                   (Unaudited)


                                                                     Three months ended                 Nine months ended
                                                                 ----------------------------      --------------------------
                                                                 Sept 30,         Sept  30,        Sept 30,        Sept 30,
                                                                    1997             1996            1997             1996
                                                                 -----------      -----------      ----------      -----------
                                                                            (in thousands, except per share amounts)

                                                                        US$              US$             US$              US$
Revenues:
     License.......................................                 $3,796            $4,091         $12,770          $11,370
     Services and other............................                  2,745             2,327           8,878            6,355
                                                                 -----------      -----------      ----------      -----------
                                                                     6,541             6,418          21,648           17,725
                                                                 -----------      -----------      ----------      -----------

Cost of revenues:
     License.......................................                    751               388           1,034              599
     Services and other............................                  1,729             1,218           4,906            3,525
                                                                 -----------      -----------      ----------      -----------
                                                                     2,480             1,606           5,940            4,124
                                                                 -----------      -----------      ----------      -----------
Gross profit.......................................                  4,061             4,812          15,708           13,601

Operating expenses:
     Sales and marketing...........................                  3,719             2,405          10,424            6,786
     Research and development......................                  1,187               794           3,407            2,166
     General and administrative....................                  1,456               962           3,736            2,836
     Goodwill amortization.........................                     90                35             269               35
                                                                 -----------      -----------      ----------      -----------
                     Total operating expenses......                  6,452             4,196          17,836           11,823
                                                                 -----------      -----------      ----------      -----------

Income from operations.............................                 (2,391)              616          (2,128)           1,778
Other income.......................................                    287               376             885              643
                                                                 -----------      -----------      ----------     -----------
Income before provision for taxes..................                  (2,104)             992          (1,243)           2,421
     Provision(benefit) for income taxes...........                    (631)             367                              896
                                                                 -----------      -----------      ----------      -----------
Net income.........................................                 ($1,473)          $  625           ($870)        $  1,525
                                                                 ===========      ===========      ==========      ===========

     Net (loss) income per share....................                ($ 0.13)          $ 0.06         ($0.08)           $ 0.15

     Weighted average shares outstanding...........                  10,940           11,206          10,932           10,238



                             See accompanying notes

                               GENTIA SOFTWARE PLC
                 Condensed Consolidated Statements of Cash Flows
                                   (Unaudited)


                                                                                           Nine months ended
                                                                             ----------------------------------------------
                                                                             September 30, 1997        September 30, 1996
                                                                             --------------------      --------------------
                                                                                                (in thousands)
                                                                                             US$                        US$
Cash flows from operating activities

         Net (loss) income.....................................                             (870)                     1,525

         Adjustments to reconcile net (loss)income to net cash (used in)
          provided by operating activities:
                  Depreciation.................................                              604                        431
                  Goodwill amortization........................                              269                         35
                  Profit on disposal of assets.................                              (12)                         -
                  Changes in operating assets and liabilities:
                      Accounts receivable......................                           (1,288)                    (2,468)
                      Provision for bad debts..................                              127                        (17)
                      Prepaid expenses and other receivables...                           (1,316)                      (450)
                      Accounts payable.........................                             (108)                       735
                      Accrued liabilities and other expenses...                             (844)                     1,396
                      Deferred revenues........................                              180                        876
                                                                                    -------------             --------------
Net cash (used in) provided by operating activities............                           (3,258)                     2,063
                                                                                    -------------             --------------

Cash flows from investing activities:

                  Proceeds on disposal of assets................                              63                          -
                  Costs of acquisition..........................                            (576)                    (2,852)
                  Purchases of assets...........................                            (765)                      (936)
                                                                                    -------------             --------------
Net cash used in investing activities...........................                          (1,278)                    (3,788)
                                                                                    -------------             --------------

Cash flows from financing activities:

                  Net proceeds on shares issued.................                             238                     26,242
                  (Repayment) of capital lease obligations......                            (139)                      (117)
                  (Decrease) in bank overdraft..................                               -                       (391)
                                                                                    -------------             --------------
Net cash provided by financing activities.......................                              99                     25,734

         Effect of exchange rate changes on cash................                            (331)                       (25)
                                                                                    -------------             --------------

         Net (decrease) increase in cash........................                          (4,768)                    23,984

         Cash at beginning of period............................                          25,228                      2,280
                                                                                    -------------             --------------

         Cash at end of period..................................                          20,460                     26,264
                                                                                    =============             ==============



                             See accompanying notes

                               GENTIA SOFTWARE PLC

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)

1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business
--------
Gentia Software plc (the "Company") is incorporated in England and Wales. The Company develops software for the networked business intelligence environment. The Company changed its name from Planning Sciences International plc on July 1, 1997.

Basis of Presentation
---------------------
The consolidated financial statements are stated in United States dollars and are prepared under United States generally accepted accounting principles.

Interim Financial Information
-----------------------------
The financial information at September 30, 1997 and for the three and nine months ended September 30, 1997 and 1996 is unaudited but includes all adjustments which the Company considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for those periods. Results for the three and nine months period ended September 30, 1997 are not necessarily indicative of results that may be expected for the entire year. The condensed consolidated balance sheet at December 31, 1996 has been taken from the audited consolidated financial statements at that date. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission Rules and Regulations. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 1996.

Principles of Consolidation
---------------------------
The accompanying financial statements consolidate the accounts of the Company and its wholly and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Foreign Exchange
----------------
The consolidated balance sheets of the Company and its foreign subsidiaries are translated from their respective functional currencies to United States dollars at period-end exchange rates and the statements of operations and cash flows at average rates for the relevant periods. Gains and losses resulting from translation are accumulated as a separate component of shareholders' equity. Net gains and losses resulting from foreign exchange transactions, which are not material in any of the reporting periods, are included in the consolidated statement of operations.

Per Share Information
---------------------
Net income per share information is computed based on the weighted average number of shares outstanding and dilutive share equivalents of outstanding share options using the treasury stock method. Net income per share is based upon the weighted average number of shares and equivalent shares outstanding during the period. Equivalent shares consist of share options and are excluded for the computation if their effect is anti-dilutive except.

2   LITIGATION

The Company is involved in one legal action arising in relation to patents in the United States. While the outcome of this matter is currently not determinable, it is management's opinion that this matter will not have a material adverse effect on the Company's consolidated financial condition or results of its operations.

3   ACQUISITION

In September 1997, the Company acquired the business goodwill from its exclusive distributor in France and commenced its own operations via a 100% subsidiary in France. The acquisition was accounted for under the purchase method and resulted in the recording of approximately $465,000 in identified intangibles and goodwill. It is Company policy to amortize intangible assets and goodwill on a straight line basis over their useful lives. The goodwill and intangible assets acquired in these transactions are being amortized over their useful lives of 10 years.

                               GENTIA SOFTWARE PLC

    Management's Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 1997 and 1996



Three months ended September 30, 1997 and 1996.
-----------------------------------------------

Revenues
--------

Revenues were $6.5 million for the three months ended September 30, 1997, an increase of 1.9% compared to revenues of $6.4 million for the three months ended September 30, 1996. License revenues were $3.8 million in the three months ended September 30, 1997, a decrease of 7.2% over license revenues of $4.1 million for the three months ended September 30, 1996. Services and other revenues were $2.7 million in the three months ended September 30, 1997, an increase of 18.0% when compared to $2.3 million for the three months ended September 30, 1996. The decrease in license revenues reflected a delay in the signing of a number of expected contracts. The increase in service and other revenues was due to an increase in consulting and maintenance services related to current contracts.

Gross Profit
------------

Gross profit was $4.1 million or 62.1% for the three months ended September 30, 1997, compared to $4.8 million or 75.0% for the three months ended September 30, 1996. License gross margin was 80.2% for the three months ended September 30, 1997 compared to 90.5% for the three months ended September 30, 1996. The decrease in gross margin was due to the payment of commission to third parties on the completion of certain contracts. The margin on service and other revenue was 37.7% for the three months ended September 30, 1997 and 47.7% for the three months ended September 30, 1996. The decrease in gross margin was primarily due to an increased use of third party consultants.

Sales and Marketing
-------------------

Sales and marketing costs were $3.7 million in the three months ended September 30, 1997, an increase of 54.6% compared to $2.4 million in the three months ended September 30, 1996. The increase in dollar expenditure reflects the Company's increased investment in its sales and marketing organization especially in the United States. The Company expects these expenses will continue as a result of its continued investment in its sales and marketing organizaton. In addition, the Company is expanding its geographic coverage and will continue to do so.

Research and Development
------------------------

Research and development costs were $1.2 million in the three months ended September 30, 1997, an increase of 49.4% compared to $794,000 in the three months ended September 30, 1996. The increase is primarily as a result of hiring additional personnel to advance the Company's development program. It is the Company's intention to accelerate its expenditure on research and development of new products. The Company's research and development expenditure is predominantly incurred in pounds sterling.

General and Administrative
--------------------------

General and administrative costs were $1.5 million in the three months ended September 30, 1997, an increase of 51.3% compared to $962,000 for the three months ended September 30, 1996. This quarter's costs includes an increase of $200,000 in the bad debt reserve to cover potentially unrecoverable receivables. When the increase in the bad debt reserve is excluded, general and administrative costs have increased 8.0% over the previous quarter.


Other Income
------------

Other income was $287,000 in the three months ended September 30, 1997 compared to $376,000 in the three months ended September 30, 1996. Other income is primarily attributable to interest income on the funds held on deposit at financial institutions. These funds represent a significant portion of the proceeds from the Initial Public Offering which was completed on April 30, 1996.

                               GENTIA SOFTWARE PLC

   Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)



Nine months ended September 30, 1997 and 1996
---------------------------------------------

Revenue
-------

Revenues were $21.6 million in the nine months ended September 30, 1997, an increase of 22.1% compared to revenues of $17.7 million for the nine months ended September 30, 1996. License revenues were $12.8 million in the nine months ended September 30, 1997, an increase of 12.3% over license revenues of $11.4 million for the nine months ended September 30, 1996. Services and other revenues were $8.9 million in the nine months ended September 30, 1997, an increase of 39.7% compared to $6.4 million for the nine months ended September 30, 1996. The increase in revenues reflected both increased sales of the Company's Gentia product as well as a general increase in consulting and maintenance services related thereto.

Gross Profit
------------

Gross profit was $15.7 million or 72.6% for the nine months ended September 30, 1997, compared to $13.6 million or 76.7% for the nine months ended September 30, 1996. The decrease in gross margin was primarily due to the reduction in license gross margin due to the increased number of commissions payable to third parties in the three months ended September 30, 1997.

Sales and Marketing
-------------------

Sales and marketing costs were $10.4 million in the nine months ended September 30, 1997, an increase of 53.6% compared to $6.8 million in the nine months ended September 30, 1996. This increase in dollar expenditure reflects the Company's increased investment in its sales and marketing organization especially in the United States. The Company expects these expenses will continue as a result of its continued investment in its sales and marketing organizaton. In addition, the Company is expanding its geographic coverage and will continue to do so.

Research and Development
------------------------

Research and development costs were $3.4 million in the nine months ended September 30, 1997, an increase of 57.2% compared to $2.2 million in the nine months ended September 30, 1996. The increase is primarily as a result of hiring additional personnel to advance the Company's development program. It is the Company's intention to accelerate its expenditure on research and development of new products. The Company's research and development expenditure is incurred predominantly in pounds sterling.

General and Administrative
--------------------------

General and administrative costs were $3.7 million in the nine months ended September 30, 1997, an increase of 31.7% compared to $2.8 million in the nine months ended September 30, 1996.

Other Income
------------

Other income was $885,000 in the nine months ended September 30, 1997 compared to $643,000 in the nine months ended September 30, 1996. Other income is primarily attributable to interest income on the funds held on deposit at financial institutions. These funds represent a significant portion of the proceeds from the Initial Public Offering completed on April 30, 1996.

Liquidity and Capital Resources
-------------------------------

As of September 30, 1997, the Company had cash and cash equivalents of $20.5m.

Accounts receivable at September 30, 1997 were $11.1 million, an increase of 11.7% compared to December 31, 1996 reflecting extended terms given on certain contracts. In the nine months ended September 30, 1997, the Company's operating activities consumed cash of $3.3 million compared to a generation of cash of $2.1 million in the nine months ended September 30, 1996. This was primarily due to an increase in accounts receivable as described above, an increase in prepaid expenses and a decrease in accounts payable and liabilities and expenses accrued at the year end.

Investing activities consumed $1.3 million in the nine months ended September 30, 1997 compared to $3.8 million in the nine months ended September 30, 1996. The decrease is attributable to the acquisition costs of the European and South African businesses incurred last year. In the nine months ended September 30, 1997 the company had invested $765,000 in the purchase of assets, predominantly computer equipment.

Financing activities generated $99,000 in the nine months ended September 30, 1997 compared to $25.7 million on the nine months ended September 30, 1996. The significant change arises because of the receipt of proceeds from the Company's IPO on April 30, 1996. During the nine months ended September 30, 1997 the company had received $238,000 on the exercise of share options.

The Company believes that existing cash, cash equivalents and cash generated by operations will be sufficient to meet the Company's working capital needs and currently planned capital expenditure requirements for the next twelve months.

The information contained in Exhibit 1 hereto, consisting of the registrant's unaudited financial statements for the nine months ended September 30, 1997, has been distributed to its security holders and is furnished to the Commission pursuant to Rule 13a-16 under the Securities Act of 1934, as amended (the "Act"). This report and the information furnished herewith shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                          GENTIA SOFTWARE plc





                                     By: [Signature of George Sprenkle]
                                          --------------------------------
                                          George Sprenkle
                                          Chief Financial Officer


Date:  October 31, 1997

EXHIBIT INDEX


                                                                    Page
Exhibit A           Third Quarter Press Release - (1997)            12 - 14

EXHIBIT A

Third Quarter Press Release

                      GENTIA REPORTS THIRD QUARTER RESULTS
                      ------------------------------------

BOSTON, OCTOBER 31, 1997 -- Gentia Software (Nasdaq: GNTIY -- formerly Planning Sciences International), developer of the world's only networked business intelligence environment for enterprise-wide deployment, today reported third quarter revenues of $6.5 million, compared to revenues of $6.4 million in the third quarter of 1996. Paul Rolph, chairman and chief executive officer, said the company is disappointed to be reporting a loss of $1.5 million or $0.13 cents per share, versus a profit of $625,000 or $0.06 cents per share in last year's third quarter.

         The company had reported on October 17 that it expected this year's third quarter net loss and revenues to be approximately at the levels announced today.

         Mr. Rolph reiterated the reasons for the shortfall. "First, the increasingly complex nature of the data warehousing market confuses customers and lengthens the sales cycle," he said. "Second, Gentia's U.S. sales force was simply spread too thin during the quarter, so that several transactions that had been expected to close remained unclosed on September 30."

         Mr. Rolph said the company has made considerable progress in the last two weeks to close the outstanding transactions and to shore up its US sales force. "We have closed a third of the transactions that had remained unclosed on September 30, and we expect to close the remainder by the end of the fourth quarter. At the same time, we are accelerating the move to market high-impact business solutions and focusing our recruiting efforts accordingly. We expect to have six new sales people on board by the end of December and six more in the first quarter of 1998."

         The company expects to experience further delays in the fourth quarter as it works to close a growing number of transactions, ramp up the U.S. sales force, and go to market with high-return-on-investment business solutions. Therefore it is revising its fourth quarter revenue projections to between $7 and $8 million, with between a $0.5 million loss and break-even results.

         Gentia's client base continues to grow, with the recent addition of a number of large accounts including Scottish and Newcastle, Massachusetts Mutual, Hartford Insurance, Heineken and the Bank of New Zealand. Mr. Rolph said the company has received significant add-on license purchases for both Barclays
(BZW) and Volvo. "Their use of Gentia technology is extending beyond our original expectations as both companies begin to realize the value and leverage the product delivers," he said.

About the Company

         Gentia Software focuses on the development of the networked business intelligence environment also named Gentia. The company's headquarters are in Boston, Massachusetts, and London, England, and it has offices in Dallas, Denver, Atlanta, Chicago, Los Angeles, San Francisco, New York City and New Jersey in the U.S. and also in Australia, Hong Kong, South Africa, Scandinavia, Germany, Switzerland, Benelux, Italy and Spain.

         Gentia is the world's only networked business intelligence environment for complex business analysis and reporting. Gentia applications are deployed using a distributed object-based architecture which assures delivery of key information on the desktops of decision-makers throughout an organization.

         Gentia has more than 400 corporate and public-sector clients. Among them are major organizations such as J. P. Morgan and Company, Federal Express, Swiss Reinsurance, Sun Microsystems, Motorola, Barclays Bank, Volvo, Hewlett-Packard and McDonnell Douglas.

         Internet users can obtain further information via the Gentia Software home page: http://www.gentia.com.

This news release contains statements of a forward-looking nature relating to the financial performance of Gentia Software. Such statements are based upon the information available to management at this time, and they necessarily involve risk because actual results could differ materially from current expectations. Among the many factors that could cause actual results to differ from those set forth in the company's forward-looking statements are changes in general economic conditions, actions taken by customers or competitors, and the receipt of more or fewer orders than expected.

(Financial Tables Follow)

                               GENTIA SOFTWARE PLC
                 Condensed Consolidated Statements of Operations
                                   (Unaudited)



                                                                     Three months ended                 Nine months ended
                                                                 ----------------------------      --------------------------
                                                                 Sept 30,         Sept  30,        Sept 30,        Sept 30,
                                                                    1997             1996            1997             1996
                                                                 -----------      -----------      ----------      -----------
                                                                          (in thousands, except per share amounts)

                                                                        US$              US$             US$              US$
Revenues:
     License....................................                     $3,796            $4,091         $12,770          $11,370
     Services and other.........................                      2,745             2,327           8,878            6,355
                                                                 -----------      -----------      ----------      -----------
                                                                      6,541             6,418          21,648           17,725
                                                                 -----------      -----------      ----------      -----------

Cost of revenues:
     License....................................                        751               388           1,034              599
     Services and other.........................                      1,729             1,218           4,906            3,525
                                                                 -----------      -----------      ----------      -----------
                                                                      2,480             1,606           5,940            4,124
                                                                 -----------      -----------      ----------      -----------

Gross profit....................................                      4,061             4,812          15,708           13,601

Operating expenses:
     Sales and marketing........................                      3,719             2,405          10,424            6,786
     Research and development...................                      1,187               794           3,407            2,166
     General and administrative.................                      1,456               962           3,736            2,836
     Goodwill amortization......................                         90                35             269               35
                                                                 -----------      -----------      ----------      -----------
                     Total operating expenses...                      6,452             4,196          17,836           11,823
                                                                 -----------      -----------      ----------      -----------

Income from operations..........................                     (2,391)              616          (2,128)           1,778
Other income....................................                        287               376             885              643
                                                                 -----------      -----------      ----------      -----------
Income before provision for taxes...............                     (2,104)              992          (1,243)           2,421
     Provision (benefit) for income taxes.......                       (631)              367                              896
                                                                 -----------      -----------      ----------      -----------
Net income......................................                    ($1,473)           $  625           ($870)        $  1,525
                                                                 ===========      ===========      ==========      ===========

     Net (loss) income per share................                    ($ 0.13)           $ 0.06          ($0.08)          $ 0.15

     Weighted average shares outstanding........                     10,940            11,206          10,932           10,238


                              GENTIA SOFTWARE PLC
                      Condensed Consolidated Balance Sheets

                                                                       September 30,              December 31,
                                                                          1997                        1996
                                                                    --------------------      ----------------------
                                                                        (unaudited)                 (audited)
                                                                                    (in thousands)

                                                                                    US$                         US$
Assets
         Current assets:
                  Cash and cash equivalents..........................           $20,460                     $25,228
                  Accounts receivable, net of allowance $605
                  ( Dec 31, 1996 - $478).............................            11,114                       9,953
                  Prepaid expenses and other current assets..........             2,137                         821
                                                                           -------------               -------------
Total current assets.................................................           $33,711                     $36,002
                                                                           -------------               -------------


         Property and equipment, net.................................             2,034                       2,013
         Goodwill on acquisition, net of amortization of $403
          (Dec 31, 1996 - $122)......................................             3,695                       3,388
         Deferred taxation...........................................               148                         148
                                                                           -------------               -------------
Total assets.........................................................           $39,588                     $41,551
                                                                           =============               =============


Liabilities and shareholders' equity

         Current liabilities:
                  Current portion of lease obligations...............              $142                        $194
                  Accounts payable...................................             1,540                       1,648
                  Taxes payable......................................               524                       1,373
                  Accrued liabilities................................             1,481                       1,778
                  Deferred revenues..................................             3,149                       2,969
                  UK value added tax.................................               338                         346
                  Other accounts payable.............................             1,296                         985
                                                                           -------------               -------------
Total current liabilities............................................             8,470                       9,293

         Non current liabilities:
                  Deferred taxation..................................                29                          29
                  Long-term portion of lease obligations.............               139                         225
                                                                           -------------               -------------
Total liabilities....................................................             8,638                       9,547

         Shareholders' equity:
                  Ordinary shares....................................             2,227                       2,152
                  Additional paid-in capital.........................            27,345                      27,182
                  Retained earnings..................................             1,877                       2,747
                  Cumulative translation adjustment..................              (499)                        (77)
                                                                           -------------               -------------
Total shareholders' equity...........................................            30,950                      32,004
                                                                           -------------               -------------

Total liabilities and shareholders' equity...........................           $39,588                     $41,551
                                                                           =============               =============


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